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SCHEDULE 13D
BENEFICIAL OWNERSHIP REPORTING





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               PBOC HOLDINGS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title and Class of Securities)


                                   69316G 10 8
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                                 (CUSIP Number)

                               Michael F. Dunning
                                FBOP Corporation
                             11 West Madison Street
                               Oak Park, IL 60302
                                 (708) 386-5000

            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                                December 4, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of rule 240.13d-1(e), 240.13d-I(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all othe provisions of the Act (however, see the Notes).


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13D
Page 2 of 5

CUSIP NO.         69316G 10 8

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons
         (entities only) (VOLUNTARY)

         FBOP Corporation

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [     ]
         (b)      [     ]

3.       SEC Use Only

4.       Source of Funds (See Instructions):
         AF and/or OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): N/A

6.       Citizenship or Place of Organization
         Illinois


                  7.       Sole Voting Power         575,400
  Number of
   Shares
Beneficially      8.       Shared Voting Power       0
  Owned by
   Each
 Reporting        9.       Sole Dispositive Power    575,400
   Person
    With:
                  10.      Shared Dispositive Power  0



11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Reporting Persons currently beneficially owns 575,400 shares of common stock of Issuer. As further disclosed in item 6, the reporting person has entered into Stock Purchase Agreements to acquire an additional 7,479,320 shares of Issuer's common stock. Upon the closing of the transactions contemplated by the Stock Purchase Agreements, the Reporting Person will beneficially own 8,054,720 shares of Issuers common stock.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)

         40.5% upon the closing of the transactions contemplated in the Stock Purchase Agreements.

14.      Type of Reporting Person (See Instructions)

         CO

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13D
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CUSIP NO.         69316G 10 8

Item 1.           Security and Issue

                  PBOC Holdings Inc. (a Delaware Corporation)
                  5900 Wilshire Boulevard
                  Los Angeles, CA 90036

                  Common Stock, $0.01 par value

Item 2.

         (a)      Name of Person Filing:

                  FBOP Corporation

         (b)      State or Other Place of Organization

                  Illinois

         (c)      Principal Business

                  Bank and Thrift Holding Company

         (d)      Address of Principal Business

                  11 West Madison Street
                  Oak Park, IL 60302

         (e)      Address of Principal Office

                  11 West Madison Street
                  Oak Park, IL 60302

         (f) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

         (g) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration

                  The Reporting Person has funded the shares it currently owns with dividends from affiliated depository institutions.

                  The Reporting Person anticipates funding the purchases under the stock purchase agreements with dividends from affiliated depository institutions and/or debt from unaffiliated correspondent banks in which American National Bank, Chicago, Illinois, will be acting as the lead lender.

Item 4.           Purpose of the Transaction


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13D
Page 4 of 5


                  The Reporting Person intends on acquiring control of the issuer.

CUSIP NO.         69316G 10 8


Item 5.           Interest in Securities of the Issuer

                  (a) The Reporting Person currently beneficially owns 575,400 shares of common stock of Issuer. As further disclosed in item 6, the reporting person has entered into Stock Purchase Agreements to acquire an additional 7,479,320 shares of Issuer's common stock. Upon the closing of the transactions contemplated by the Stock Purchase Agreements, the Reporting Person will beneficially own 8,054,720 shares of Issuers common stock.

                           The Reporting Person will own 40.5% upon the closing of the transactions contemplated in the Stock Purchase Agreements.


                  (b)      Number of shares as to which the person has:


                           Sole power to vote or to direct the vote:                    575,400
                           Shared power to vote or to direct the vote:                  0
                           Sole power to dispose or to direct the disposition of:       575,400
                           Shared power to dispose or to direct the disposition of:     0



                  (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D:

                           From 10/31/00 - 11/28/00
                           The Reporting Person

                           Purchased 575,400 shares on the open market at an average price of $7.45 per share.


                  (d)      Not Applicable

                  (e)      Not Applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On November 1, 2000, November 7, 2000, and November 30, 2000 the Reporting Person entered into Stock Purchase Agreements with the Trustees of the Estate of Bernice Pauahi Bishop, Honolulu, Hawaii, BIL Securities (Offshore) Ltd., Wellington, New Zealand and Advisory Research Inc., Chicago, Illinois, respectively. The agreements are substantially the same and provide that the Reporting Persons will acquire a total of 7,479,320 shares of common stock for $10.00 per share. The obligation and right of the Reporting Person to purchase the shares is subject to certain contingencies, including approval of applicable federal bank regulatory agencies. Although the Reporting Person will not beneficially own these 7,474,320 shares until the material contingencies are satisfied, the Reporting Person has elected to file this schedule 13D to report the execution of the Stock Purchase Agreements.

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13D
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CUSIP NO.         69316G 10 8


Item 7.           Materials to be Filed as Exhibits

                  None



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Signature: /s/ Michael F. Dunning
Name:          Michael F. Dunning
Title:         Chief Financial Officer